RAMP Series 2001-RZ4 Trust
                                     Issuer

                    Residential Asset Mortgage Products, Inc.
                                    Depositor

                         Residential Funding Corporation
                                 Master Servicer

                                  $275,000,000
        Mortgage Asset-Backed Pass-Through Certificates, Series 2001-RZ4

                      Supplement dated November 19, 2001 to
                Prospectus supplement dated November 15, 2001 to
                         Prospectus dated June 21, 2001

CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HEREIN HAVE THE MEANINGS ASSIGNED IN THE PROSPECTUS SUPPLEMENT DATED NOVEMBER 15, 2001.

The definition of "Excess Cash Flow" on page S-35 of the prospectus supplement shall be replaced with the following:

          EXCESS CASH FLOW--With respect to any distribution date, an amount equal to the sum of (A) the excess of (i) the Available Distribution Amount for that distribution date over (ii) the sum of (a) the Interest Distribution Amount for that distribution date and (b) the Principal Remittance Amount for that distribution date and (B) the Overcollateralization Reduction Amount for that distribution date.

The definition of "Principal Distribution Amount" on page S-37 of the prospectus supplement shall be replaced with the following:

          PRINCIPAL DISTRIBUTION AMOUNT--On any distribution date, the lesser of
(a) the excess of (i) the Available Distribution Amount over (ii) the Interest Distribution Amount and (b) the aggregate amount described below:

          (i) the principal portion of all scheduled monthly payments on the mortgage loans received or Advanced with respect to the related due period;

          (ii) the principal portion of all proceeds of the repurchase of mortgage loans, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the preceding calendar month;

          (iii) the principal portion of all other unscheduled collections received on the mortgage loans during the preceding calendar month, or deemed to be received during the preceding calendar month, including, without limitation, full and partial Principal Prepayments made by the respective mortgagors, to the extent not distributed in the preceding month;

          (iv) the lesser of (a) the Excess Cash Flow for that distribution date and (b) the principal portion of any Realized Losses, other than Excess Losses, incurred, or deemed to have been incurred, on any mortgage loans in the calendar month preceding that distribution date to the extent covered by Excess Cash Flow for that distribution date as described under "--Overcollateralization Provisions" below; and

          (v) the lesser of (a) the Excess Cash Flow for that distribution date, to the extent not used to cover losses pursuant to clause (iv) above, and (b) the amount of any Overcollateralization Increase Amount for that distribution date;

          MINUS

          (vi) the amount of any Overcollateralization Reduction Amount for that distribution date.

          In no event will the Principal Distribution Amount on any distribution date be less than zero or greater than the outstanding aggregate Certificate Principal Balance of the offered certificates.


                                       S-1

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The following definition should be added to the Glossary of Terms on page S-35.

          EXCESS OVERCOLLATERALIZATION AMOUNT--With respect to any distribution date, the excess, if any, of the Overcollateralization Amount on that distribution date over the Required Overcollateralization Amount.

The following definition shall be added to the Glossary of Terms on page S-36.

          OVERCOLLATERALIZATION REDUCTION AMOUNT--With respect to any distribution date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that distribution date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that distribution date and (ii) the Principal Remittance Amount for that distribution date.

The following paragraph shall be added as the last paragraph under "Description of the Certificates--Overcollateralization Provisions" on page S-40.

          In the event that the Required Overcollateralization Amount is permitted to decrease or "step down" on a distribution date, a portion of the principal which would otherwise be distributed to the holders of the offered certificates, other than the Class A-IO Certificates, on that distribution date shall not be distributed to the holders of those offered certificates on that distribution date. This has the effect of decelerating the amortization of those offered certificates relative to the amortization of the mortgage loans, and of reducing the Overcollateralization Amount.


BEAR, STEARNS & CO. INC.           RESIDENTIAL FUNDING SECURITIES CORPORATION

Dealers will be required to deliver a prospectus supplement and prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the offered certificates, whether or not participating in this offering, may be required to deliver a prospectus supplement and prospectus until February 18, 2002.

                                       S-2